UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Ituran Location and Control Ltd.
(Name of Issuer)

Ordinary Shares, Par Value NIS 0.33 1/3 per share
(Title of Class of Securities)

M6158M104
(CUSIP Number)

December 31, 2017
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. M6158M104

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Yehuda Kahane
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 13,264 shares
	6	SHARED VOTING POWER 1,450,853 shares
	7	SOLE DISPOSITIVE POWER 13,264 shares
	8	SHARED DISPOSITIVE POWER 1,450,853 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,450,853
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.92%
12	TYPE OF REPORTING PERSON IN

Item 1.

(a) Name of Issuer:  Ituran Location and Control Ltd.

(b) Address of Issuer’s Principal Executive Offices: 3 Hashikma Street, Azour, 58001 Israel.

Item 2.

(a) Name of Person Filing: Yehuda Kahane

(b) Address of Principal Business Office: 16 Tzamarot  St, Herzliah,  Israel.

(c) Citizenship:  Israel.

(d) Title of Class of Securities:  Ordinary Shares.

(e) CUSIP Number - M6158M104

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.  Ownership.

(a)  Amount Beneficially Owned: 1,450,853 ordinary shares of the issuer.

As detailed below, this amount is composed of 13,264 ordinary shares directly jointly held by Professor Yehuda Kahane and his wife, Ms. Rivka Kahane; 5,782 ordinary shares directly held by Yehuda Kahane Ltd.; and 1,431,807 ordinary shares held by Moked Ituran Ltd.

Professor Kahane holds 50% of the shares of Yehuda Kahane Ltd. (the other 50% being held by his wife), and may be deemed a controlling person thereof.

Yehuda Kahane Ltd. holds approximately 26% of Moked Ituran Ltd. ("Moked"), the holder of approximately 35.13% of the issuer's share capital; and pursuant to a shareholders agreement among Moked's shareholders, Yehuda Kahane Ltd. has the power to direct the disposition of 1,431,807 of the issuer's shares held by Moked. The Moked's shareholders agreement, and its first and second amendment, is incorporated herein by reference as exhibits.

(b)  Percent of Class: 6.92% (calculated based on the amount of the outstanding ordinary shares of the issuer, exclusive of the ordinary shares held by the issuer).

(c)  Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 13,264

(ii)	Shared power to vote or to direct the vote: 1,450,853

(iii)	Sole power to dispose or to direct the disposition: 13,264

(iv)	Shared power to dispose or to direct the disposition: 1,450,853

Item 5.  Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

As noted above, Professor Yehuda Kahane may be deemed a controlling person of Yehuda Kahane Ltd., which holds shares of the issuer directly and through Moked Ituran Ltd. See Item 4(a) above.

Item 8.  Identification and Classification of Members of the Group.

Not Applicable.

Item 9.  Notice of Dissolution of Group.

Not Applicable.

Item 10.  Certification.

Not applicable

Item 11.  Exhibits

Shareholder Agreement dated May 28, 1998, as amended on September 6, 2005, attached as Exhibits (a) and (b) to form 13G filed by this reporting person on February 13, 2006, are incorporated by reference herein.

The second amendment to Shareholders Agreement dated May 28, 1998, from September 17, 2014 attached as Exhibit (c) to form 13G filed by this reporting person on February 17, 2015, are incorporated by reference herein.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2018

Signature:	/s/ Yehuda Kahane
Name:	Yehuda Kahane

Attention: Intentional misstatements or omissions of fact constitute  Federal criminal violations (see 18 U.S.C. 1001).